Exhibit 99.61

CONSENT

To: Mayfair Gold Corp. (the “Company”)

Re: Registration Statement on Form 40-F of the Company

Knight Piésold Ltd. is an author of the report titled “Fenn-Gib Gold Project NI 43-101 Technical Report and Pre-Feasibility Study, Ontario, Canada” with a report date of January 14, 2026, with an effective date of December 19, 2025 (the “PFS”), originally prepared for the Company.

Knight Piésold Ltd. understands that the Company wishes to make reference to its name and the PFS in the Registration Statement on Form 40-F and any amendments or supplements and/or exhibits thereto or the documents incorporated by reference therein (collectively, the “Form 40-F”). Knight Piésold Ltd. further understands that the Company wishes to use extracts and/or information from the PFS in the Form 40-F. Knight Piésold Ltd. has been provided with a copy of the Form 40-F and has reviewed the proposed disclosure identified above.

Accordingly, in respect of the Form 40-F, Knight Piésold Ltd. does hereby consent to:

•	the use of, and references to, its name, including its status as an expert or “qualified person”;

•	the use of, and references to, the PFS in the Form 40-F; and

•

the use, in the Form 40-F, of any quotation from, or summarization of, or extracts and information from the PFS, or portions thereof, that were prepared by Knight Piésold Ltd., that Knight Piésold Ltd. supervised the preparation of and/or that Knight Piésold Ltd. has reviewed and approved.

Dated: January 20, 2026

Knight Piésold Ltd.

By:	/s/ Craig Hall
Craig Hall, P.Eng. - Managing Principal